August 1, 2013

Cecilia Blye

Chief Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Acquisition Corporation

Form 20-F for the year ended December 31, 2012

Filed March 25, 2013

File No. 1-34104

Response Letter Dated July 2, 2013

Dear Ms. Blye,

As outside counsel to, and on behalf of, Navios Maritime Acquisition Corporation (the “Company”), we respond as follows to the Staff’s legal comments dated July 18, 2013 (the “Additional Comment Letter”). The Additional Comment Letter provided certain comments with respect to the letter dated July 2, 2013 relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Risk Factors, page 3

Our international activities increase the compliance risks associated with economic and trade sanctions…, page 16

1. In your response to comment 3 in our letter dated June 17, 2013, you describe a May 2012 Iranian port call by your vessel Shinyo Kieran, to load and transport crude oil owned by National Iranian Oil Company. Securities Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in a reporting company’s annual report if, during the period covered by the report, the company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency.

National Iranian Oil Company is an entity identified as the Government of Iran under the cited provision. Your 20-F does not include Section 13(r) disclosure about Shinyo Kieran’s May 2012 Iranian port call. Please provide us your analysis of why the port call was not required to be disclosed under Section 13(r). Please also address in your analysis any similar port calls by vessels owned or chartered by you or your affiliates during fiscal 2012. In this regard, we note your statement in response to comment 4 in our June 17 letter that you received revenue during 2012 for vessels that had approximately 15 days of port calls in Iran.

August 1, 2013

Response:

1. We did not make a Section 13 (r) disclosure about the Shinyo Kieran’s May 2012 Iranian port call because neither Navios Maritime Holdings, Inc. nor any of its affiliates, including Navios Maritime Acqusition (collectively, “Navios”) believe that they conducted any transaction or dealing required to be reported under Section 13 (r), i.e., a transaction or dealing knowingly conducted with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a Federal department or agency. As you know, the regulations at 31 C.F.R. Part 560, the Iranian Transactions and Sanctions Regulations (the “ITSR”) govern the U.S. economic sanctions against Iran that U.S. persons must comply with and the ITSR’s prohibitions apply to transactions with a U.S. nexus.

Although the Shinyo Kieran loaded and transported crude oil which originated from the National Iranian Oil Company (“NIOC”), this did not entail any transaction or dealing with NIOC by Navios based on our understanding of Section 13(r). As noted, the vessel was under charter to Dalian Ocean Shipping Co. Ltd. (“DOSCO”). DOSCO thus had complete operational control of the vessel and over the loading and acceptance of the crude oil from NIOC onto the vessel, and DOSCO independently engaged in transactions with NIOC in connection with the loading of the cargo. DOSCO, using the Shinyo Kieran, subsequently transported the Iranian origin crude oil to China. Additionally, the Shinyo Kieran was under the management of Univan Ship Management, Ltd., an unrelated party, during this time.

We note that the ITSR makes a distinction between trade with the territory of Iran, Iranian origin goods, and trade or transactions with the Government of Iran and designated Iranian entities. The latter are required to be disclosed under Section 13 (r). While the Shinyo Kieran called in the territory of Iran and transported Iranian (NIOC) origin crude oil, this did not entail transactions and dealings by Navios or the Shinyo Kieran with NIOC or any other Iranian entity. The acceptance of the cargo and the transportation by the vessel was in fulfillment of legal obligations to and for the benefit of DOSCO. As stated in our letter of July 2, 2013, neither the Company, nor, to the knowledge of the Company, the charterer, had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with this port call other than receiving cargo owned by NIOC, National Iranian Oil Company, the shippers of the cargo.

Notwithstanding the foregoing, if the Office of Global Security Risk believes that the vessel’s receipt of cargo in connection with the Shinyo Kieran’s call in and its transportation of crude oil from Iran constitute a dealing or transaction with (or involving) NIOC that should be disclosed under Section 13(r), Navios will happily include such disclosure in its next Annual Report on Form 20-F filing, or alternatively, can include such disclosure in its upcoming Report on Form 6-K with respect to Navios’ operational results for the quarter ended June 30, 2013.

Similar to the above, the following vessels owned by Navios during fiscal 2012 made port calls in Iran while on charter:

M/T Shinyo Kannika

22 May 2012 - 24 May 2012 loading at Kharg Island

Charterer: DOSCO (Dalian Ocean Shipping Co. Ltd.)

August 1, 2013

M/T Shinyo Ocean

28 February 2012 - 29 February 2012 loading at Sirri Island

Charterers: Messrs. FORMOSA PETROCHEMICAL CORPORATION (Taiwanese interests)

M/T Shinyo Saowalak

19 May 2012 - 20 May 2012 loading at Soroosh

20 May 2012 - 22 May 2012 loading at Kharg Island

Charterer: DOSCO (Dalian Ocean Shipping Co.)

During 2012, the amount of Company revenues for vessels that had port calls in Iran (approximately 15 days of port calls) was approximately $680,244. This revenue was attributable to performance of contracts with charterers and was received from the charterers of our vessels, none of which were Iranian entities.

2. You state in your response to comment 4 in our letter dated June 17, 2013, that activities of DOSCO and COSCO related to Syria and Iran involving vessels that have been chartered from the company are activities that were permitted under all applicable laws. However, you state in your response to comment 1 in the letter that none of the company’s vessels under charter to DOSCO have ever called in Syria. Please clarify for us whether DOSCO has engaged in activities related to Syria that involved your vessels. To the extent that it has engaged in such activities, please provide the information regarding such activities that we requested in comment 1 in our June 17 letter.

Response:

2. The vessel, the MT Colin Jacob, chartered to a third party at the time, transported cargo consisting of fuel oil to a port in Syria where she remained from June 24, 2011 through June 29, 2011. The third party charterer of the MT Colin Jacob for this voyage to Syria was Jacob Tank Chartering GMBH & CO. KG, not DOSCO. We reiterate that to the Company’s knowledge none of the Company’s vessels have ever called in Syria while in the Company’s possession or under charter to DOSCO during such possession.

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

Todd E. Mason